UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

Capital Trust, Inc.
(Name of Issuer)
Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)
14052H100
(CUSIP Number)
Jonathan D. Wasserman, Esq.
Equity Group Investments, L.L.C.
Two North Riverside Plaza, Suite 600
Chicago, Illinois 60606
312-466-3505
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 17, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	14052H100

1	NAMES OF REPORTING PERSONS Veqtor Finance Company, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		897,429

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		897,429

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	897,429

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.1%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
(1) Based on 22,046,680 shares of Common Stock, par value $0.01 per share, of the Issuer outstanding as of October 28, 2009, as reported in the Form 10-Q of the Issuer for the period ended September 30, 2009.

CUSIP No.	14052H100

1	NAMES OF REPORTING PERSONS Samstock, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF, WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		25,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		25,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	25,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.1%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
(1) Based on 22,046,680 shares of Common Stock, par value $0.01 per share, of the Issuer outstanding as of October 28, 2009, as reported in the Form 10-Q of the Issuer for the period ended September 30, 2009.

CUSIP No.	14052H100

1	NAMES OF REPORTING PERSONS EGI-Properties Fund (08-10), L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		248,400

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		248,400

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	248,400

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.1%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
(1) Based on 22,046,680 shares of Common Stock, par value $0.01 per share, of the Issuer outstanding as of October 28, 2009, as reported in the Form 10-Q of the Issuer for the period ended September 30, 2009.

CUSIP No.	14052H100

1	NAMES OF REPORTING PERSONS SZ Investments, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		273,400

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		273,400

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	273,400

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.2%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
(1) Based on 22,046,680 shares of Common Stock, par value $0.01 per share, of the Issuer outstanding as of October 28, 2009, as reported in the Form 10-Q of the Issuer for the period ended September 30, 2009.

CUSIP No.	14052H100

1	NAMES OF REPORTING PERSONS Zell General Partnership, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Illinois

	7	SOLE VOTING POWER

NUMBER OF		1,170,829

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,170,829

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,170,829

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.3%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
(1) Based on 22,046,680 shares of Common Stock, par value $0.01 per share, of the Issuer outstanding as of October 28, 2009, as reported in the Form 10-Q of the Issuer for the period ended September 30, 2009.

CUSIP No.	14052H100

1	NAMES OF REPORTING PERSONS Sam Investment Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Illinois

	7	SOLE VOTING POWER

NUMBER OF		1,170,829

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,170,829

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,170,829

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.3%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
(1) Based on 22,046,680 shares of Common Stock, par value $0.01 per share, of the Issuer outstanding as of October 28, 2009, as reported in the Form 10-Q of the Issuer for the period ended September 30, 2009.

CUSIP No.	14052H100

1	NAMES OF REPORTING PERSONS Chai Trust Company, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Illinois

	7	SOLE VOTING POWER

NUMBER OF		1,170,829

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,170,829

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,170,829

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.3%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
(1) Based on 22,046,680 shares of Common Stock, par value $0.01 per share, of the Issuer outstanding as of October 28, 2009, as reported in the Form 10-Q of the Issuer for the period ended September 30, 2009.

CUSIP No.	14052H100
This Amendment No. 12 to Schedule 13D (“Amendment No. 12”) is filed by the Reporting Persons (as defined below) pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended. This Amendment No. 12 to Schedule 13D amends and supplements:
•	the Schedule 13D, dated July 15, 1997, as filed with the Securities and Exchange Commission (the “SEC”) on July 25, 1997, as amended by

•	Amendment No. 1, as filed with the SEC on December 22, 1997, as amended by

•	Amendment No. 2, as filed with the SEC on July 2, 1998, as amended by

•	Amendment No. 3, as filed with the SEC on August 19, 1999, as amended by

•	Amendment No. 4, as filed with the SEC on September 30, 1999, as amended by

•	Amendment No. 5, as filed with the SEC on February 2, 2000, as amended by

•	Amendment No. 6, as filed with the SEC on May 23, 2000, as amended by

•	Amendment No. 7, as filed with the SEC on November 2, 2001, as amended by

•	Amendment No. 8, as filed with the SEC on May 28, 2003, as amended by

•	Amendment No. 9, as filed with the SEC on August 23, 2004, as amended by

•	Amendment No. 10, as filed with the SEC on May 4, 2006, as amended by

•	Amendment No. 11 as filed with the SEC on April 3, 2008 (together with the original Schedule as previously amended, the “Schedule 13D”).
The original Schedule reported beneficial ownership of class A common shares of beneficial interest, $1.00 par value (the “Class A Common Shares”), in Capital Trust, a California business trust. As reported in Amendment No. 3 to Schedule 13D, Capital Trust reorganized into Capital Trust, Inc., a Maryland corporation and each Class A Common Share was converted into one share of class A common stock, par value $0.01 per share, of Capital Trust, Inc. As reported in Amendment No. 8 to Schedule 13D, the Issuer effected a one (1) for three (3) reverse stock split which became effective April 2, 2003. This statement therefore relates to the shares of class A common stock, par value $0.01 per share (“Class A Common Stock”), of Capital Trust, Inc. (hereinafter the “Issuer”), after giving effect to the reorganization and reverse stock split. The Issuer’s principal office is located at 410 Park Avenue, 14th Floor, New York, New York 10022. All capitalized terms not otherwise defined in this Amendment No. 12 shall have the meanings ascribed thereto in the Schedule 13D.
ITEM 2. Identity and Background.
Item 2 is hereby amended and restated in its entirety as follows:
(a-c) This Schedule 13D is being filed by the following beneficial owners of Class A Common Stock: Veqtor Finance Company, L.L.C., a Delaware limited liability company (“VFC”); Samstock, L.L.C., a Delaware limited liability company (“Samstock”); EGI-Properties Fund (08-10), L.L.C., a Delaware limited liability company (“Fund 08-10”); SZ Investments, L.L.C., a Delaware limited liability company (“SZI”); Zell General Partnership, Inc. (“Zell GP”); Sam Investment Trust, a trust formed under the Illinois law (“Sam Trust”); and Chai Trust Company, LLC, an Illinois limited liability company (“Chai”). VFC, Samstock, Fund 08-10, SZI, Zell GP, Sam Trust and Chai are sometimes collectively referred to herein as the “EGI Entities”.

Samuel Zell	President; President and Chairman of Equity Group Investments, L.L.C. (“EGI”)

CUSIP No.	14052H100
SZI is the Managing Member of Samstock and is the Manager of Fund 08-10. Zell GP is the Managing Member of VFC and SZI. The executive officers of each of Fund 08-10, Samstock, SZI and Zell GP are as follows:

William C. Pate	Vice President; Managing Director of EGI

Philip Tinkler	Vice President and Treasurer; CFO and Treasurer of EGI
SZI is indirectly owned by various trusts established for the benefit of Samuel Zell and his family, including Sam Trust, the trustee of each of which is Chai. The sole stockholder of Zell GP is Sam Trust, the trustee of which is Chai. The officers and managing directors of Chai are as follows:

Donald J. Liebentritt	President and a Managing Director of Chai; Senior Advisor to EGI

Bert Cohen	Managing Director of Chai. Mr. Cohen is also a semi-retired investor, whose residence is 5000-4A Estate Enighed, #65, St. John, VI 00830

Kellie Zell Harper	Managing Director of Chai. Mrs. Zell also works as a homemaker

Leah Zell Wanger	Managing Director of Chai. Ms. Wagner is a private investor whose business address is 227 West Monroe Street, Chicago, Illinois 60603

JoAnn Zell Gillis	Managing Director of Chai. Mrs. Zell Gillis is a physician

Matthew Zell	Managing Director of Chai and an employee of EGI

Robert M. Levin
Senior Trust Officer and a Managing Director of Chai. Mr. Levin is also a partner in the law firm Levin & Schreder Ltd., whose business address is 120 North LaSalle Street, Suite 3800, Chicago, Illinois 60602

James Bunegar	Vice President, Chief Operating Officer, Assistant Trust Officer and Treasurer of Chai Trust. Mr. Bunegar is also the Vice President — Taxes of EGI

Philip Tinkler	Chief Financial Officer of Chai Trust and an employee of EGI
The business address of each EGI Entity, Samuel Zell, Donald Liebentritt, William Pate, Philip Tinkler, Kellie Zell Harper, JoAnn Zell Gillis, Matthew Zell and James Bunegar is Two North Riverside Plaza, Suite 600, Chicago, Illinois 60606.
(d) and (e) No EGI Entity has, has, and to the best knowledge of any such EGI Entity, no officer or director listed in Item 2 has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.
(f) All of the officers and directors of each EGI Entity are United States citizens.
ITEM 4 Purpose of Transaction.
Item 4 is hereby amended and restated in its entirety as follows:
EGI Entities originally acquired the securities of the Issuer in July 1997 pursuant to the plans presented to and approved by the board of trustees of the Issuer to have the Issuer pursue a new business plan to be implemented by a new management team following a preferred equity investment of not less than $30 million. Following the Issuer’s annual meeting of shareholders, the new management team was appointed, the preferred equity investment in the form of the purchase of the Class A Preferred Shares reported in Item 3 above was consummated and the Issuer commenced full implementation of the business plan under the direction of a newly elected board of trustees, which included Messrs. Klopp, Hatkoff and Zell. The Class A Preferred Shares were later converted into Class A Common Stock as described in Item 3.

CUSIP No.	14052H100
The EGI Entities have effected the acquisition of securities of the Issuer solely for the purpose of investment and intend to review this investment on a continuing basis. Depending on various factors, including but not limited to each EGI Entity’s business, financial position, strategic direction and prospects, price levels of the Class A Common Stock, conditions of the securities markets, and general economic and industry conditions, each of the EGI Entities may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including but not limited to changing its current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D, as amended. Without limiting the foregoing, each EGI Entity may, from time to time, acquire or cause affiliates to acquire additional Class A Common Stock, dispose of some or all of its Class A Common Stock or continue to hold Class A Common Stock (or any combination or derivative thereof). In addition, without limitation, the EGI Entities, in their capacity as stockholders, may directly or indirectly engage in discussions with members of management, directors, and stockholders of the Issuer and other parties, concerning extraordinary corporate transactions (including but not limited to a merger, reorganization or liquidation) relating to the Issuer as well as concerning its business, operations, assets, strategy, future plans, prospects, corporate structure, board composition, management, capitalization, dividend policy, charter, bylaws, corporate documents and agreements. Except as set forth herein, or as would occur upon completion of any of the matters discussed herein, no EGI Entity has any present plans or proposals that would relate to or result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D; provided that each EGI Entity may, at any time, review or reconsider its position with respect to the Issuer and reserves the right to develop such plans or proposals.

CUSIP No.	14052H100
SIGNATURE
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned parties.
DATED: November 17, 2009

VEQTOR FINANCE COMPANY, L.L.C.
By:	Zell General Partnership, Inc.
Its:	Managing Member

EGI-PROPERTIES FUND (08-10), L.L.C. SAMSTOCK, L.L.C. SZ INVESTMENTS, L.L.C. ZELL GENERAL PARTNERSHIP, INC.

Each by:	/s/ Philip G. Tinkler
Philip G. Tinkler, Vice President

SAM INVESTMENT TRUST
By:	Chai Trust Company, LLC
Its:	Trustee

CHAI TRUST COMPANY, LLC

Each by:	/s/ James G. Bunegar
James G. Bunegar, Vice President